November 6, 2007

Via EDGAR Transmission and Facsimile
(202) 772-9205

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Paul Fischer, Division of Corporation Finance

Re:
The Ensign Group, Inc.
Registration Statement on Form S-1 (File No. 333-142897)

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned hereby join The Ensign Group, Inc. in requesting, that the effective date of the above-referenced registration statement be accelerated so that it will become effective at 4:00 p.m. (Eastern time) on November 8, 2007, or as soon thereafter as possible.

        In connection with the foregoing and pursuant to Rule 460 under the Securities Act, the distribution of the preliminary prospectus dated October 19, 2007 between October 19, 2007 and November 6, 2007 was as follows:

Distributees	Number of Copies Distributed
Institutions	1,317
Others	2,683

Total:	4,000

        The undersigned, on our own behalf and as representatives of the several underwriters, hereby represent that we have complied and will continue to comply with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering.

Very truly yours,
D.A. DAVIDSON & CO.
STIFEL, NICOLAUS & COMPANY, INCORPORATED
As representatives of the several underwriters
By: D.A. Davidson & Co.
By:	/s/ DAREN J. SHAW
Name:	Daren J. Shaw
Title:	Managing Director